UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DOCOMO, INC.’S RESULTS OF A TENDER OFFER FOR MAGASEEK CORPORATION COMMON SHARES AND STOCK ACQUISITION RIGHTS

On March 15, 2013, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded a notice regarding the results of the tender offer by NTT DOCOMO, INC., a subsidiary of the registrant, for MAGASeek Corporation’s common shares and stock acquisition rights, which commenced on January 31, 2013 and was completed on March 14, 2013. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: March 15, 2013

March 15, 2013

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and Fukuoka and Sapporo Stock Exchanges)

NOTICE REGARDING NTT DOCOMO, INC.’S RESULTS OF A TENDER OFFER

FOR MAGASEEK CORPORATION COMMON SHARES AND STOCK ACQUISITION RIGHTS

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced the results of its tender offer for MAGASeek Corporation’s (“MAGASeek”, Tokyo Stock Exchange Inc. Mothers Market, Code Number: 3060) common shares and stock acquisition rights issued in accordance with the resolution approved at MAGASeek’s extraordinary general meeting of shareholders held on January 30, 2006 and MAGASeek’s Board of Directors’ meeting held on February 17, 2006. The tender offer was made pursuant to the decision adopted at NTT DOCOMO’s Board of Directors’ meeting held on January 30, 2013, and was completed on March 14, 2013. For more details, please see the attached press release by NTT DOCOMO.

For further inquiries, please contact:

Yusuke Aida or Kenichi Matsuno
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

March 15, 2013

Notice of Outcome of Tender Offer for MAGASeek Corporation Common Shares

NTT DOCOMO, INC. (“the Company” or “the Offeror”) resolved at a Board of Directors’ meeting on January 30, 2013 to initiate a Tender Offer (“the Tender Offer”) for the common shares of MAGASeek Corporation (“the Target Company,” Tokyo Stock Exchange Inc. (“Tokyo Stock Exchange”) Mothers market, code 3060) and stock acquisition rights issued in accordance with a resolution approved at the Target Company’s extraordinary general shareholders meeting held on January 30, 2006 and the Target Company’s Board of Directors’ meeting held on February 17, 2006 (the “Stock Acquisition Rights”), and the Tender Offer was conducted. As the Tender Offer was completed on March 14, 2013, the Company hereby announces the outcome.

1. Description of the Offer

(1)	Name and address of the Offeror

NTT DOCOMO, INC.

Address: 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo

(2)	Name of the Target Company

MAGASeek Corporation

(3)	Class of securities subject to the offer

1)	Common shares

2)	Stock acquisition rights

(4)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
16,012 shares	8,829 shares	—

(NOTE 1)	If the total number of shares tendered is less than the minimum number to be purchased (8,829 shares), none of the tendered shares will be purchased. If the number of shares tendered exceeds the minimum number of shares to be purchased (8,829 shares), all of the shares will be purchased.

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(NOTE 2)	The “number of shares to be purchased” is noted as the maximum number of the Target Company’s shares the Company will acquire through the Tender Offer. The maximum number of shares to be purchased has been set at the number of shares (16,012 shares) obtained by adding the total number of the Target Company’s outstanding common shares (21,190 shares) as of September 30, 2012 as stated in the report for the 2nd quarter of the 10th Period submitted by the Target Company on November 12, 2012, and the common shares (120 shares) underlying the Stock Acquisition Rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012, and deducting the number of shares Itochu Corporation has agreed not to tender and to continue holding after the Tender Offer (5,298 shares). The Offeror has received a report from the Target Company stating that as of September 30, 2012, there is no change in the number of common shares (120 shares) underlying stock acquisition rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012.

(NOTE 3)	The Stock Acquisition Rights may be exercised before the end of the period for purchases, etc., in the Tender Offer (the “Tender Offer Period”); however, the Target Company’s common shares that would be issued as a result of this would also be subject to the Tender Offer.

(5)	Tender Offer Period

1)	Tender Offer Period at initial filing

Thursday, January 31, 2013 to Thursday, March 14, 2013 (30 business days)

2)	Possibility of extension at the request of the Target Company

Not applicable.

(6)	Tender offer price

Common shares: 135,000 yen per share

Stock Acquisition Rights: 1 yen each

2. Results of the Tender Offer

(1)	Outcome of the Tender Offer

The Tender Offer contained the condition that if the total number of shares tendered did not meet the minimum number of shares to be purchased (8,829 shares), the tendered shares would not be purchased in their entirety. However, the total number of shares tendered (15,105 shares) exceeded the minimum number of shares to be purchased (8,829 shares), and therefore the tendered shares will be purchased in their entirety, as stated in the tender offer commencement notice and tender offer registration statement.

(2)	Date of public notice of the outcome of the Tender Offer and the name of the publishing newspapers

The Company, in accordance with Article 27-13(1) of the Financial Instruments and Exchange Act (Act No.25 of 1948, includes subsequent revisions), has made the results public to the press at Tokyo Stock Exchange on March 15, 2013, by the method set out in Article 9-4 of Enforcement Ordinance of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, including subsequent revisions) and Article 30-2 of the Cabinet Office Ordinance Concerning Disclosure of a Tender Offer for Share Certificates by a Party other than the Issuer (Ministry of Finance No. 38 of 1990, including subsequent revisions).

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(3)	Number of shares purchased

Class of shares	A. Number tendered (converted into shares)	B. Number purchased (converted into shares)
Shares	15,105 shares	15,105 shares
Stock acquisition rights	— shares	— shares
Bonds with stock acquisition rights	— shares	— shares
Trust beneficiary certificates for the shares	— shares	— shares
Depositary receipts for the shares	— shares	— shares

Total	15,105 shares	15,105 shares

(Total number of potential shares)	— shares	— shares

(4)	Change in the percentage of shares held due to the purchase

Number of voting rights for shares held by the Offeror prior to the purchase	— rights	(Percentage of shares held prior to the purchase — %)
Number of voting rights for shares held by parties with special relationships prior to the purchase	13,640 rights	(Percentage of shares held prior to the purchase 64.01%)
Number of voting rights for shares held by the Offeror after the purchase	15,105 rights	(Percentage of shares held after the purchase 70.88%)
Number of voting rights for shares held by parties with special relationships after the purchase	5,298 rights	(Percentage of shares held after the purchase 24.86%)
Number of voting rights held by all shareholders of the Target Company	21,190 rights

(NOTE 1)	The “number of voting rights held by all shareholders of the Target Company” is the number of voting rights for all shareholders as of September 30, 2012 as stated in the report for the 3rd quarter of the 10th Period submitted by the Target Company on February 14, 2013. However, as the Stock Acquisition Rights were also subject to the Tender Offer, in the calculations for the “Percentage of shares held prior to the purchase” and “Percentage of shares held after the purchase,” the “Number of voting rights held by all shareholders of the Target Company” was taken to be 21,310 rights, which includes the number of voting rights (120 rights) pertaining to the common shares (120 shares) underlying the Stock Acquisition Rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012. The Offeror received a report from the Target Company stating that as of September 30, 2012, there is no change in the number of common shares (120 shares) underlying the Stock Acquisition Rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012.

(NOTE 2)	The “Percentage of shares held prior to the purchase” and “Percentage of shares held after the purchase” have been rounded to two decimal places.

(5)	Calculation method where proportional distribution is used for the Tender Offer

Not applicable.

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(6)	Method of Settlement

1)	Name and address of the head office of financial instruments business operators, banks, etc., in charge of settlement of the Tender Offer

SMBC Nikko Securities Inc., 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

2)	Settlement Commencement Date

Thursday, March 21, 2013

3)	Method of Settlement

Notification of purchase via Tender Offer will be sent to the address or residence of all accepting shareholders (the standing proxy for foreign shareholders) immediately after the conclusion of the purchase period.

Purchases will be settled in cash. The Purchaser will send the funds for the sale of the shares purchased to the locations designated by the accepting shareholders (the standing proxy for foreign shareholders) immediately after the settlement date commences as specified by the accepting shareholders (the standing proxy for foreign shareholders).

3. Post-Tender Offer policies and outlook

(1)	Policies subsequent to the Tender Offer

The policies subsequent to the Tender Offer, etc., have not changed from those indicated in the “Notice of Tender Offer for MAGASeek Corporation Common Shares” published by the Company on January 30, 2013.

(2)	Future prospects

The Tender Offer will have little impact on the Company’s consolidated performance.

4. Locations where copies of the Tender Offer report may be viewed

NTT DOCOMO, INC.	2-11-1 Nagata-cho, Chiyoda-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1 Nihombashi Kabutocho, Chuo-ku,Tokyo

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111

END

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